Exhibit 99.1

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AND NOTES FOR THE

FIRST QUARTER ENDING MARCH 31, 2009

Pan American Silver Corp.
Consolidated Balance Sheets
(Unaudited In thousands of US dollars)

	March 31,	December 31,
	2009	2008

Assets
Current
Cash	$29,231	$26,789
Short-term investments (Note 6)	78,081	3,350
Accounts receivable	63,663	51,067
Inventories (Note 7)	83,455	72,650
Unrealized gain on commodity contracts	8,261	10,829
Future income taxes	5,816	5,602
Prepaid expenses and other current assets	3,462	4,076
Total Current Assets	271,969	174,363

Mineral property, plant and equipment, net (Note 8)	697,398	697,061
Other assets (Note 9)	3,713	1,959
Total Assets	$973,080	$873,383

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$47,861	$49,208
Advances on concentrate inventory	4,587	1,570
Taxes payable	4,711	9,892
Unrealized loss on foreign currency contracts	10,011	14,267
Other current liabilities	5,527	4,344
Total Current Liabilities	72,697	79,281

Provision for asset retirement obligation and reclamation	58,040	57,323
Future income taxes	43,331	45,392
Total Liabilities	174,068	181,996

Non-controlling interest	6,165	5,746
Shareholders’ Equity
Share Capital (Authorized: 200,000,000 common shares of no par value-Note 11)	754,589	655,517
Contributed surplus	4,401	4,122

Accumulated other comprehensive income (loss)	1,013	(232)
Retained earnings	32,844	26,234
	33,857	26,002
Total Shareholders’ Equity	792,847	685,641
Total Liabilities, Non-controlling interest and Shareholders’ Equity	$973,080	$873,383

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Consolidated Statements of Operations
(Unaudited – in thousands of US dollars, except for share and per share amounts)

	Three months ended
	March 31,
	2009	2008
Sales	$70,406	$108,750
Cost of sales	45,117	50,511
Depreciation and amortization	14,815	9,864
Mine operating earnings	10,474	48,375

General and administrative	2,267	1,596
Exploration and project development	641	714
Accretion of asset retirement obligation	693	672
Operating earnings	6,873	45,393
Interest and financing expenses	(426)	(463)
Investment and other income	1,411	263
Foreign exchange gains (losses)	834	(2,173)
Net gains on commodity and foreign currency contracts	283	1,554
Net gain on sale of assets	16	1,100
Net earnings before non-controlling interest and taxes	8,991	45,674
Non-controlling interests	(31)	(1,020)
Income tax provision	(2,350)	(14,497)
Net income for the period	$6,610	$30,157

Basic income per share (Note 12)	$0.08	$0.38
Diluted income per share	$0.08	$0.38

Weighted average number of shares outstanding
(in thousands)
Basic	84,140	78,582
Diluted	84,425	80,221

Consolidated Statements of Comprehensive Income
(Unaudited – in thousands of US dollars)

	Three months ended
	March 31,
	2009	2008
Comprehensive income
Net income for the period	$6,610	$30,157
Unrealized gains / (losses) on available for sale securities (net of tax)	1,249	(1,345)
Reclassification adjustment for (gains) and losses included in income (net of tax)	(4)	-
Comprehensive income for the period	$7,855	$28,812

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Consolidated Statement of Cash Flows
(Unaudited – in thousands of US dollars)

	Three months ended
	March 31,
	2009	2008
Operating activities
Net income	$6,610	$30,157
Reclamation expenditures	-	(38)
Items not involving cash:
Depreciation and amortization	14,815	9,864
Asset retirement and reclamation accretion	693	672
Gain on sale of assets	(16)	(1,100)
Future income taxes	(2,070)	4,981
Non-controlling interest	31	1,020
Unrealized foreign exchange gain	(220)	-
Unrealized gain on commodity and foreign currency contracts	(1,688)	(619)
Stock-based compensation	843	475
Changes in non-cash operating working capital (Note 13)	(24,373)	(25,947)
Cash (used in) generated by operating activities	(5,375)	19,465

Investing activities
Mineral property, plant and equipment expenditures (net of accruals)	(18,652)	(43,513)
Proceeds from (purchase of) short-term investments	(73,630)	(22,291)
Proceeds from sale of assets	38	9,450
Purchase of other assets	(1,655)	(4,888)
Cash used in investing activities	(93,899)	(61,242)

Financing activities
Proceeds from issuance of common shares (Note 11)	103,864	50,689
Share issue costs	(5,553)	-
Dividends paid by subsidiaries to non controlling interests	-	(1,385)
Contributions from non controlling interest	388	318
Proceeds from advances on metal shipments and third party loans	3,017	339
Cash generated by financing activities	101,716	49,961

Increase in cash during the period	2,442	8,184
Cash, beginning of period	26,789	51,915
Cash, end of period	$29,231	$60,099

Supplemental Disclosures (Note 14)
Interest paid	$-	$-

Taxes paid	$8,221	$8,839

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
for the three months ended March 31, 2009 and 2008
(Unaudited - in thousands of US dollars, except for number of shares)

	Common Shares		Contributed	Accumulated Comprehensive Other	Retained
	Shares	Amount	Surplus	Income (Loss)	Earnings	Total

Balance, December 31, 2008	80,786,107	$655,517	$4,122	$(232)	$26,234	$685,641
Issued on the exercise of stock options	22,000	472	(137)	-	-	335
Issued on public offering (Note 11)	6,371,000	97,976	-	-	-	97,976
Issued as compensation	44,626	624	-	-	-	624
Stock-based compensation on options granted	-	-	416	-	-	416
Other comprehensive income	-	-	-	1,245	-	1,245
Net income	-	-	-	-	6,610	6,610
Balance, March 31, 2009	87,223,733	$754,589	$4,401	$1,013	$32,844	$792,847

	Common Shares		Contributed	Accumulated Other Comprehensive	Retained
	Shares	Amount	Surplus	Loss	Earnings	Total

Balance, December 31, 2007	76,662,651	$592,402	$14,233	$(8,650)	$1,632	$599,617
Issued on the exercise of stock options	121,371	3,109	(604)	-	-	2,505
Issued on the exercise of share purchase warrants	3,969,016	58,928	(10,744)	-	-	48,184
Issued as compensation	15,343	551	-	-	-	551
Stock-based compensation on options granted	-	-	366	-	-	366
Other comprehensive income	-	-	-	(1,345)	-	(1,345)
Net income	-	-	-	-	30,157	30,157
Balance March 31, 2008	80,768,381	$654,990	$3,251	$(9,995)	$31,789	$680,035

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008 and for the three month periods ended March 31, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. and its subsidiary companies (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico, Bolivia and Argentina.  The Company has a current project under development in Bolivia, and exploration activities throughout South America and Mexico.

2.	Summary of Significant Accounting Policies

a)         Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements, except for the change as discussed in Note 3. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2008.

b)         Principles of Consolidation:

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects Owned

Pan American Silver S.A. Mina Quiruvilca	Peru	99.9%	Consolidated	Huaron Mine/Quiruvilca Mine
Compañía Minera Argentum S.A.	Peru	92.2%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Triton S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Compañía Minera PAS (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine

Inter-company balances and transactions have been eliminated on consolidation.

3.         Changes in Accounting Policy

On January 1, 2009, the Company adopted one new Section of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook and continues to evaluate the adoption of three other new Handbook Sections: Section 3064, “Goodwill and Intangible Assets” was adopted; Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests” continue to be evaluated.  In addition, two new Emerging Issues Committee (“EIC”) Abstracts, EIC 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities and EIC 174, Mining Exploration Costs, were adopted in the quarter.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008 and for the three month periods ended March 31, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Goodwill and Intangible Assets: The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset and, as a result, start up costs must be expensed as incurred, to be applied retrospectively. The Company adopted this standard beginning January 1, 2009 and a retrospective review of the impact was deemed immaterial and thus the Company’s consolidated financial position or results of operations of prior periods were not restated.

Credit risk and the fair value of financial assets and financial liabilities: In January, 2009, the EIC of the Canadian Accounting Standards Board (“AcSB”) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC should be applied retrospectively without restatement of prior years to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. This EIC, which was effective for the Company on January 1, 2009, had no impact on the Company’s financial position or results of operations because the aforementioned credit risks had been incorporated into the Company’s valuation methodology before the EIC was issued.

Mining Exploration Costs: In March, 2009, the EIC also issued EIC Abstract 174, Mining Exploration Costs, which provides additional guidance for treatment of exploration costs and timing of impairment tests on those exploration costs that have been capitalized. This EIC should be applied prospectively without restatement of prior years to financial statements issued after March 27, 2009. This EIC had no impact on the Company’s financial position or results of operations because the aforementioned guidelines are in line with the Company’s accounting policy for mineral exploration costs as well as asset impairment testing.

Business Combinations: In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted.  The Company is evaluating the attributes of early adoption of this standard and its potential effects.

4.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and provide returns to its shareholders.  The Company’s capital structure consists of shareholders’ equity, comprising issued share capital plus contributed surplus plus retained earnings less accumulated other comprehensive loss.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2008.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008 and for the three month periods ended March 31, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

5.	Financial Instruments

Overview:

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk.  The Company’s Management and the Board of Directors have overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Metal price risk:

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.

The Company derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company policy is not to hedge the price of silver.

The Company mitigates the Company’s price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meets its contractual obligations, and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. At March 31, 2009 the Company had receivable balances associated with buyers of our concentrates of $21.2 million (December 31, 2008 - $11.8 million).  The majority of our concentrate is sold to four well known concentrate buyers.

The largest buyer of the Company’s copper concentrate production and pyrite stockpile material in Peru, Doe Run Peru (“DRP”) experienced severe financial distress during the quarter. DRP, which owns and operates the La Oroya smelter, was not able to draw on its credit facilities, rendering it unable to finance the working capital associated with its business.  The Company’s Peruvian operations halted deliveries of concentrates to DRP in March.  As at quarter end, the consolidated receivable from DRP was approximately $8.0 million.  A proposed resolution is being negotiated involving several mining companies and concentrate traders, in conjunction with the Peruvian Government.  While no certainty exists at the date of this MD&A, the Company believes there will be a satisfactory resolution to allow Pan American to collect outstanding payments and resume concentrate deliveries to DRP within a few months.  The Company has been able to sell copper concentrates to other buyers and DRP’s financial situation did not have a material impact on the Company’s financial results in the first quarter, but may have a material impact on future results of the Company.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008 and for the three month periods ended March 31, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Silver doré production from La Colorada, Alamo Dorado and Manantial Espejo is refined under long term agreements with fixed refining terms at five separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances.  The Company maintains insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management, and monitoring.  The Company expects to receive settlements of its zinc and lead positions totaling $8.1 million during the remainder of 2009, which are subject to the described credit risk of three large financial institutions.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by a spot sale contracts.

In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.  At March 31, 2009 and December 31, 2008, the Company has no material past due trade receivables other than the DRP situation described above.  Accounts receivable on the Consolidated Balance Sheets is presented with $ NIL provision for doubtful accounts (2008 - $ NIL).

The Company invests its cash and short term investments with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

Foreign Exchange Rate Risk:

The Company reports its financial statements in US dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

In order to mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and Canadian dollars (“CAD”) to match anticipated spending.  At March 31, 2009, the Company had forward contracts to purchase $29 million of PEN and $25 million of MXN which represent substantially all planned operating expenditures in those currencies for the remainder of 2009 (Note 16).

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed loan facilities.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008 and for the three month periods ended March 31, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

The Company’s liabilities have contractual maturities which are summarized below:

PAYMENTS DUE BY PERIOD
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$1,621	$1,058	$563	-	-
Contribution Plan (1)	8,641	2,160	6,481	-	-
Total contractual obligations(2)	$10,262	$3,218	$7,044	-	-

(1)
In June 2008 the Company initiated a 3 year contractual contribution plan for key officers and management, further discussed in Note 11. Contract commitments for the plan represent payments expected to be paid out and is payable in Canadian dollars ($10.9 million).

(2)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation, nor do they include current liabilities of $72,697.

Fair value of financial instruments:

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities, approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

6.      Short term investments and other investments

	March 31, 2009			December 31, 2008
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains (losses)	Fair Value	Cost	Accumulated unrealized holding gains (losses)
Short term investments	$78,081	$77,536	$545	$3,350	$3,892	$(542)
Investments (1)	873	$405	468	715	405	310
	$78,954	$77,941	$1,013	$4,065	$4,297	$(232)

(1)        Investments in certain equity securities are presented in other assets on the balance sheet.

7.	Inventories and stockpiled ore

Inventories consist of:

	March 31, 2009	December 31, 2008
Concentrate inventory	$15,174	$13,033
Stockpile ore	26,521	21,301
Direct smelting ore	1,511	1,570
Doré and finished inventory	15,200	11,479
Materials and supplies	26,109	26,386
	84,515	73,769
Less: non-current direct smelting ore (Note 9)	(1,060)	(1,119)
	$83,455	$72,650

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008 and for the three month periods ended March 31, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

8.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Mineral property, plant and equipment consist of:

	March 31, 2009			December 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Huaron mine, Peru	$87,828	$(31,308)	$56,520	$85,930	$(30,377)	$55,553
Morococha mine, Peru	91,329	(20,091)	71,238	88,336	(18,335)	70,001
Quiruvilca mine, Peru	-	-	-	-	-	-
Alamo Dorado mine, Mexico	180,444	(50,184)	130,260	180,438	(44,404)	136,034
La Colorada mine, Mexico	51,820	(23,690)	28,130	50,984	(20,861)	30,123
Manantial Espejo mine, Argentina(1)	304,665	(11,878)	292,787	6,914	(4,861)	2,053
San Vicente mine, Bolivia	8,037	(4,706)	3,331	8,037	(4,389)	3,648
Other	1,974	(1,070)	904	1,904	(1,032)	872
					,
TOTAL	$726,097	$(142,927)	$583,170	$422,543	$(124,259)	$298,284

Construction in progress:
Manantial Espejo, Argentina(1)			$-			$228,410
San Vicente, Bolivia			80,741			70,261
TOTAL			$80,741			$298,671

Non-producing properties:
Morococha, Peru	$19,012	$19,664
Manantial Espejo, Argentina(1)		65,856
San Vicente, Bolivia	12,868	12,976
Other	1,607	1,610
TOTAL Non-producing properties	$33,487	$100,106
TOTAL Mineral Property, Plant and Equipment	$697,398	$697,061

(1) With the completion of the Manantial Espejo project, balances classified in the prior year as non-producing properties and construction in progress have been transferred in the current year to mineral property, plant and equipment.

9.	Other Assets

Other assets consist of:

	March 31, 2009	December 31, 2008
Long-term receivable	$1,655	$-
Reclamation bonds	125	125
Other investments	873	715
Non-current direct smelting ore	1,060	1,119
	$3,713	$1,959

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008 and for the three month periods ended March 31, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

10.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	March 31, 2009	December 31, 2008
Trade accounts payable	$21,564	$21,619
Payroll and related benefits	9,613	9,095
Royalties	40	28
Capital leases	1,621	1,897
Provisions and other liabilities	15,023	16,569
	$47,861	$49,208

11.	Share Capital and Stock Compensation Plan

On February 12, 2009, Pan American closed a public offering of common shares (the “Offering”).  Pursuant to the Offering, the Company issued 6,371,000 common shares at a price of $16.25 per share, for aggregate gross proceeds of $103.5 million and total proceeds, net of underwriting fees and expenses, of $98.0 million, including the exercise in full of the underwriters’ over-allotment option.  The Company expects to use the net proceeds from the Offering to fund acquisitions, development programs on acquired mineral properties, working capital requirements and for other general corporate purposes.

Transactions concerning stock options and share purchase warrants are summarized as follows in Canadian dollars (“Cdn$”):

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price Cdn$	Shares	Price Cdn$	Shares
As at December 31, 2007	620,559	$18.52	4,010,108	$12.33	4,630,667

Granted	147,057	$36.66	-	$-	147,057
Exercised	(129,371)	$20.73	(3,969,016)	$12.31	(4,098,387)
Expired	-	$-	(41,092)	$12.00	(41,092)
Forfeited	(23,605)	$31.82	-	$-	(23,605)
As at December 31, 2008	614,640	$21.88	-	$-	614,640

Granted	442,008	$17.73	-	$-	442,008
Exercised	(22,000)	$(19.33)	-	$-	(22,000)
Expired	(37,000)	$(24.87)	-	-	(37,000)
Forfeited	(10,311)	$(28.07)	-	$-	(10,311)
As at March 31, 2009	987,337	$19.90	-	$-	987,337

During the three months ended March 31, 2009, 22,000 common shares were issued for proceeds of $0.3 million (March 31, 2008 – 121,371 shares for proceeds of $2.5 million) in connection with the exercise of options under the Stock Compensation Plan.

Long Term Incentive Plan:

On March 11, 2009 the Company awarded 44,626 shares of common stock with a two year holding period and granted 442,008 options under this plan.  The Company used as its assumptions for calculating expense a discount rate of 1.2 per cent, weighted average volatility of 54.3 per cent, expected lives

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008 and for the three month periods ended March 31, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

ranging from 1.5 to 3 years, and an exercise price of Cdn $17.73 per share.  The weighted average fair value of each option was determined to be Cdn $5.37.

For the three months ended March 31, 2009, the total stock-based compensation expense recognized in the statement of operations was $0.8 million (March 31, 2009 - $0.5 million).

Share Option Plan:

The following table summarizes information concerning stock options outstanding and options exercisable as at March 31, 2009.  The options agreements are in Canadian dollar (“Cdn”) amounts:

	Options Outstanding			Options Exercisable
Range of Exercise Prices Cdn$	Number Outstanding as at March 31, 2009	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price Cdn$	Number Exercisable as at March 31, 2009	Weighted Average Exercise Price Cdn$
$5.00	165,000	19.50	$5.00	165,000	$5.00
$17.73 - $22.00	563,646	50.80	$18.46	121,638	$21.11
$26.77 - $28.40	126,942	36.57	$28.30	81,038	$28.24
$33.00 - $36.60	131,749	45.40	$36.66	43,928	$35.85
	987,337	43.02	$19.90	411,604	$17.71

Key Employee Long Term Contribution Plan:

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company.

The Contribution Plan is a three year plan with a percentage of the bonus payable at the end of each year of the program.  The Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for three years starting in June 2009.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the 3 year period of the Plan is $10.9 million Canadian dollars as described in Note 5.  Currently any such payments will be made by way of cash.  No Shares will be issued from the treasury pursuant to the Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008 and for the three month periods ended March 31, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

12.	Earnings Per Share (Basic and Diluted)

For the three months ended March 31,	2009	2008
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income	$6,610			$30,157

Basic EPS	$6,610	84,140	$0.08	$30,157	78,582	$0.38
Effect of Dilutive Securities:
Stock Options	-	285		-	260
Warrants	-	-		-	1,379

Diluted EPS	$6,610	84,425	$0.08	$30,157	80,221	$0.38

There were no potentially dilutive securities excluded in the Diluted EPS calculation for the periods ended March 31, 2009 and 2008 other than out-of-money options (2009 – 258,691, 2008 – NIL).

13.	Changes in Non-Cash Operating Working Capital Items

The following table summarizes the changes in operating working capital items:

	Three Months Ended
	March 31,
	2009	2008

Accounts receivable	$(10,174)	$(24,598)
Inventories	(6,828)	(1,696)
Prepaid expenses	483	137
Accounts payable and accrued liabilities	(3,037)	(1,252)
Taxes payable	(4,817)	1,462
	$(24,373)	$(25,947)

14.	Supplemental Cash Flow Information

	Three Months Ended
	March 31,
	2009	2008
Common shares issued as compensation expense	$624	$551

15.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are Silver, Zinc, Lead and Copper produced from mines located in Mexico, Peru, Argentina and Bolivia.  Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008 and for the three month periods ended March 31, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

	For three months ended March 31, 2009
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Sales to external customers	$12,378	$13,441	$6,037	$-	$21,975	$7,549	$6,204	$2,822	$-	$70,406
Depreciation and amortization	$(949)	$(1,875)	$(661)	$(52)	$(6,675)	$(1,859)	$(2,393)	$(318)	$(33)	$(14,815)
Accretion of Asset retirement and reclamation	$(151)	$(60)	$(197)	$-	$(100)	$(81)	$(104)	$-	$-	$(693)
Exploration and project development	$-	$-	$-	$(111)	$(82)	$(190)	$(94)	$-	$(164)	$(641)
Interest and financing expense	$(23)	$(17)	$(29)	$-	$-	$-	$-	$(1)	$(356)	$(426)
Gain on sale of assets	$-	$-	$-	$2	$(5)	$(19)	$-	$38	$-	$16
Investment and other income and expense	$581	$(304)	$1	$60	$(612)	$(10)	$(2,282)	$1	$3,976	$1,411
Foreign exchange gain (loss)	$(1,205)	$(2,017)	$2,111	$4	$2,224	$376	$633	$(64)	$(1,228)	$834
Net gains (loss) on commodity and foreign currency contracts	$25	$93	$68	$-	$-	$-	$-	$-	$97	$283
Income (loss) before income taxes	$1,583	$(1,089)	$1,386	$96	$6,393	$526	$(1,238)	$1,276	$27	$8,960
Net income for the period	$697	$(829)	$1,540	$106	$4,230	$(79)	$(1,000)	$1,918	$27	$6,610
Capital expenditures	$1,899	$2,261	$-	$111	$26	$867	$3,486	$9,930	$72	$18,652
Segment assets	$66,737	$111,372	$32,080	$1,413	$163,983	$49,757	$328,318	$108,270	$111,150	$973,080
Long-lived assets	$56,520	$90,250	$-	$524	$130,260	$28,130	$292,787	$96,941	$1,986	$697,398

	For three months ended March 31, 2008
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Sales to external customers	$25,002	$26,357	$12,106	$-	$25,331	$19,283	$-	$671	$-	$108,750
Depreciation and amortization	$(686)	$(1,199)	$(302)	$(27)	$(5,623)	$(1,904)	$-	$(99)	$(24)	$(9,864)
Accretion of Asset retirement and reclamation	$(144)	$(90)	$(261)	$-	$(96)	$(81)	$-	$-	$-	$(672)
Exploration and project development	$-	$-	$-	$(109)	$(342)	$-	$(8)	$(1)	$(254)	$(714)
Interest and financing expense	$(42)	$(65)	$(49)	$-	$-	$-	$-	$-	$(307)	$(463)
Gain on sale of assets	$-	$-	$-	$-	$-	$-	$-	$-	$1,100	$1,100
Investment and other income and expense	$(250)	$270	$(180)	$50	$41	$30	$31	$2	$269	$263
Foreign exchange gain (loss)	$(510)	$(233)	$(359)	$(49)	$(151)	$7	$(152)	$65	$(791)	$(2,173)
Net gains (loss) on commodity and foreign currency contracts	$1,751	$1,413	$790	$-	$-	$-	$-	$-	$(2,400)	$1,554
Income (loss) before income taxes	$12,884	$11,132	$4,380	$84	$9,467	$8,295	$(130)	$(278)	$(1,180)	$44,654
Net income for the period	$8,484	$8,472	$3,017	$78	$5,766	$5,964	$(130)	$(314)	$(1,180)	$30,157
Capital expenditures	$2,111	$3,259	$1,141	$364	$348	$3,152	$26,524	$6,603	$11	$43,513
Segment assets	$45,207	$107,892	$65,428	$1,614	$201,855	$53,740	$219,612	$49,580	$101,718	$846,646
Long-lived assets	$46,709	$77,295	$12,137	$423	$156,243	$26,936	$175,854	$35,725	$1,564	$532,886

	Three month period ending March 31,
Product Revenue	2009	2008
Silver doré	$32,982	$33,327
Zinc concentrate	6,390	13,611
Lead concentrate	12,357	29,395
Copper concentrate	19,137	32,467
Silver pyrites	262	772
Royalties	(722)	(822)
Total	$70,406	$108,750

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008 and for the three month periods ended March 31, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

16.	Commodity and Foreign Currency Contracts
From time to time, the Company mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts.  Prior to March 31, 2009 Pan American closed all its open lead and zinc positions, crystallizing its gains.  The total mark to market gain of $8.3 million remaining as of March 31, 2009, is due to settle monthly during 2009.

Approximately one-third of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  In anticipation of operating expenditures in Peruvian nuevo sol (“PEN”) and Mexican pesos (“MXN”), at March 31, 2009 the Company has entered into foreign currency contracts with an aggregated nominal value of $29.0 million for PEN and $25.3 million for MXN settling between April and December 2009 at an average PEN/US$ exchange rate of 2.77 and an average MXN/US$ exchange rate of 10.51.  In addition, Pan American was holding cash balances equivalent to $0.4 million in PEN, $2.6 million in MXN, and $8.1 million in CAD as at March 31, 2009.  At March 31, 2009, the mark-to-market value of the Company’s local currencies positions was an unrealized loss of $10.0 million.

17.	Subsequent events

On April 14, 2009, Pan American and Orko Silver Corp. (“Orko”) announced that they have reached an agreement outlining the terms under which they may jointly develop La Preciosa silver project in the state of Durango, Mexico.

Pan American has agreed to spend a minimum of $5.0 million in the first 12 months of the development program to maintain its interest in the Joint Venture, of which a minimum of $2.5 million will be spent to continue to explore the highly prospective land package that Orko is bringing to the joint venture.  In order to maintain its interest in the joint venture, Pan American has agreed to conduct resource definition drilling, acquire necessary surface rights, obtain permits, and ultimately prepare and deliver a feasibility study over the next 36 months.